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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                           (Name of Subject Company)

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
                         (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            Philip N. Cardman, Esq.
                 Vice President, General Counsel and Secretary
                      Objective Systems Integrators, Inc.
                              101 Parkshore Drive
                            Folsom, California 95630
                                 (916) 353-2400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            Charles S. Farman, Esq.
                            Morrison & Foerster LLP
                          400 Capitol Mall, 23rd floor
                          Sacramento California 95814
                                 (916) 448-3200

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   This Amendment No. 4 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on December 6, 2000 by Objective Systems Integrators, Inc., a Delaware corporation ("OSI" or the "Company") as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on December 15, 2000, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on December 26, 2000 and Amendment No. 3 to the Schedule 14D-9 filed with the SEC on December 29, 2000, relating to the tender offer by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agilent Technologies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated December 6, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), at a purchase price of $17.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

   (b) Reasons.

Background of the Offer

   Item 4, under the subsection "Background of the Offer" is hereby amended and supplemented by the following:

     The non-binding indication of interest made by Bidder A on August 31, 2000 and the verbal indication of interest made by Bidder A at a meeting on September 25, 2000 both included prices per share that were lower than the Offer Price. None of the proposals or indications of interest submitted by Bidder A included a higher price per share than the Offer Price.

Reasons for the Recommendation of the Board

   Item 4, under the subsection "Reasons for the Recommendation of the Board" is hereby amended and supplemented by replacing the eighth and thirteenth bulleted paragraphs with the following:

  . The Board's determination that, as compared with the Company's alternatives (including the possibility of pursuing a sale to a strategic buyer, making a series of strategic acquisitions, or entering into a strategic partnership with a larger company), a sale of the Company would more likely result in greater benefits to the Company's stockholders. The Board's determination was principally based on the Board's belief that the Company lacked sufficient resources to consummate transactions with attractive acquisition candidates.

  . The Board's determination that the termination fee, which equaled approximately 55 cents per share, would not materially impair the ability of a third party to make a competing proposal. In making its determination the Board considered that the amount of the termination fee was comparable to termination fees in transactions of a similar size.


Item 6. Interest in Securities of the Subject Company.

   Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     "(v) a private sale by Philip Cardman on December 29, 2000 of 31,940 shares of Common Stock to Dan Line at a price of $17.625 per share."


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Item 8. Additional Information.

Information Statement

   Schedule I of the Schedule 14D-9, referenced in Item 8, under the subsection "Information Statement" is hereby amended and supplemented by the following:

   The seventh paragraph of the Information Statement is deleted in its entirety.

Antitrust

   Item 8, under the subsection "Antitrust" is hereby amended and supplemented by the following:

     On December 11, 2000, Parent filed with the Fair Trade Commission of the Republic of China in Taiwan for approval of the Merger Sub's acquisition of the Shares pursuant to the Offer. On December 28, 2000, approval of the proposed transaction was granted.

Item 9. Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

 Exhibit
  No.                                  Description
 -------                               -----------
 (a)(1)(J) Joint Press Release of Agilent Technologies, Inc. and the Company,
           dated January 3, 2001

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: January 3, 2001

                                                  /s/ Philip N. Cardman
                                          By: _________________________________
                                                    Philip N. Cardman
                                           Vice President, General Counsel and
                                                        Secretary

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